Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 3, 2014

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# FANTEX MOHAMED SANU

This tracking stock is intended to reflect the seperate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock.

RESERVE IPO SHARES

READ THE PROSPECTUS

VIEW RISKS

| IPO PRICE | IPO STATUS | SHARES AVAILABLE | UNDERWRITER | QUALIFIED INDEPENDENT UNDERWRITER |
|---|---|---|---|---|
| 10.00 | Coming Soon | 164,300 | Fantex Brokerage Services, LLC | Stifel, Nicolaus & Company, Incorporated |

BRAND INFO | BRAND CONTRACT | FANTEX, INC.

## ABOUT THE BRAND (Information updated as of May 30, 2014)

**Mohamed Sanu** is a wide receiver for the Cincinnati Bengals in the NFL. He has been in the NFL since 2012. Mohamed Sanu attended Rutgers University, where he was the starting wide receiver from his freshman to his junior season. Mohamed Sanu was All-Big East Conference first team selection in 2011 and holds the Big East record for receptions in a single season with 115 receptions in 2011. Mohamed Sanu entered the NFL draft after his junior season and was selected in the third round, 83rd overall, in the 2012 NFL draft and signed with the Cincinnati Bengals. Mohamed Sanu was born on August 23, 1989 and will be 25 years old as of the start of the 2014 NFL season. While playing primarily as a wide receiver, he is a multi-dimensional player and has been used by the Cincinnati Bengals as a quarterback, as a running back in the wildcat formation, and on special teams during his rookie season.

## BRAND POSITIONING

Fantex, Inc.'s vision for a brand identity for Mohamed Sanu is to associate him as a "Visionary." Growing up in a difficult environment with few mentors, Mohamed Sanu was left to his own powerful imagination to guide him in the direction his life should take. Early in life, Mohamed Sanu eschewed the advice of others and recognized that he was best suited to determine his own unique path in life. As he enters his third NFL season, Mohamed Sanu continues to pursue his life vision and actively encourages others to envision for themselves their own futures and to drive to do, or be, whoever they want.

For complete description, please view the prospectus.

VIEW RISKS

Fantex, Inc. offerings are complex, highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. Fantex, Inc. intends to enter into additional brand contracts and issue additional tracking stocks to finance the acquisition of its minority interest in those brands. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website. The offering of additional tracking stocks involves risk.

* Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus. View the Fantex Mohamed Sanu prospectus. View the Fantex Arian Foster prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

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Copyright 2014
On fantex.com all securities mentioned are issued by Fantex, Inc. and the use of "Fantex," unless otherwise specified, refers to Fantex Brokerage Services.
Fantex Brokerage Services LLC and Fantex, Inc. are separate but affiliated companies.
Security products are not FDIC insured, are not bank guaranteed and may lose value.
Fantex Brokerage Services LLC does not solicit, recommend or offer advice on the investment merits of investing in any securities.

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# FANTEX MOHAMED SANU

This tracking stock is intended to reflect the seperate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock.

RESERVE IPO SHARES | READ THE PROSPECTUS | VIEW RISKS

| IPO PRICE | IPO STATUS | SHARES AVAILABLE | UNDERWRITER | QUALIFIED INDEPENDENT UNDERWRITER |
|---|---|---|---|---|
| 10.00 | Coming Soon | 164,300 | Fantex Brokerage Services, LLC | Stifel, Nicolaus & Company, Incorporated |

BRAND INFO | BRAND CONTRACT | FANTEX, INC.

## BRAND CONTRACT (Information updated as of May 30, 2014)

The information below is a summary of currently effective contracts of Mohamed Sanu that are included in his brand income, as defined in the contract between Mohamed Sanu and Fantex, Inc. Fantex, Inc. has acquired 10% interest in Mohamed Sanu's brand income as defined in the contract with Fantex, Inc. View the prospectus.

### INCLUDED CONTRACTS

| COUNTERPARTY | TYPE OF CONTRACT | PRODUCT CATEGORY |
|---|---|---|
| Cincinnati Bengals, Inc. | NFL Player Contract | N/A |

### BRAND INCOME DEFINITION FOR MOHAMED SANU

Brand Income as defined in the brand contract between Fantex, Inc. and Mohamed Sanu is the gross monies or other consideration (including rights to make investments) that Mohamed Sanu receives from and after May 14, 2014, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes) as a result of his activities in the sport of football (including NFL and non-NFL activities), including salaries and wages from his employment as a professional athlete and the license or assignment of rights in his persona, including use of his name, voice, likeness, image, signature, talents, live or taped performances, in connection with motion pictures, television and Internet programming, radio, music, literary, talent engagements, personal appearances, public appearances, records and recording, or publications; any use of his persona for purposes of advertising, merchandising, or trade, including sponsorships, endorsements and appearances, and any other license or assignment of rights in his persona, to generate income; and any other personal services performed by Mohamed Sanu which are of the type typically performed by individuals in the field of football because of their status as a professional athlete or other professional within the field of football (including, without limitation, sports casting, coaching, participating in sports camps, acting as spokesperson).

Income that is excluded from brand income, consists of:

- Any cash receipts resulting from the contract party's investments in stocks or other equity, bonds, commodities, derivatives, debt or real estate, so long as (a) such stocks or other equity, bonds, commodities, derivatives, debt investments and real estate are not received by him as compensation or consideration for activities (including licensing of rights) in the "field" as defined in his brand contract, (b) the contract party is not obligated to provide any services related to the "field" in connection with such investment and (c) the business or commercial venture related to such investment does not use the contract party's persona in its legal name or "dba," or in connection with its marketing, advertising or promotion,
- Any income received from employment, services rendered or other activities not related to professional football and related fields,
- Any reasonable reimbursement of incidental expenses actually incurred by Mohamed Sanu, including without limitation, travel, lodging, per diem and other incidental expenses, or the value of any such items paid by a third party on his behalf,
- Certain future pension and benefit payments under the CBA, except that income deferred pursuant to Article 26, Section 6 of such CBA shall not be deemed to be future pension payments and as such, shall be included in brand income; and
- Merchandise, services or service plans or merchandise, service or service plan credit up to the lesser of $40,000 and 4% of all brand income during any applicable calendar year and as otherwise agreed by Fantex in its discretion;

The following specifically excluded income:

- All proceeds paid to him or his heirs, executors, administrators, successors and assigns solely with respect to any life, disability or injury insurance policy purchased by Mohamed Sanu after the May 14, 2014;
- Compensation from NFL seasons prior to May 14, 2104, regardless as to when such compensation is paid, including but not limited to Mohamed Sanu's 2013 Player Performance Bonus (Article 28 of the CBA) in the amount of $159,254 (expected to be paid in 2016);
- And (ii) any consideration payable to him, through June 30, 2014, pursuant to the Football Contract between Mohamed Sanu and Nike USA, Inc. dated October 7, 2012.

Fantex, Inc. offerings are complex, highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. Fantex, Inc. intends to enter into additional brand contracts and issue additional tracking stocks to finance the acquisition of its minority interest in those brands. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website. The offering of additional tracking stocks involves risk.

VIEW RISKS

* Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus. View the Fantex Mohamed Sanu prospectus. View the Fantex Arian Foster prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Fantex: Explore Stocks | How It Works | Sign Up | Help
About: About Fantex | Press | Contact
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ABOUT SSL CERTIFICATES

Copyright 2014.
On fantex.com all securities mentioned are issued by Fantex, Inc. and the use of "Fantex," unless otherwise specified, refers to Fantex Brokerage Services.
Fantex Brokerage Services LLC and Fantex, Inc. are separate but affiliated companies.
Security products are not FDIC insured, are not bank guaranteed and may lose value.
Fantex Brokerage Services LLC does not solicit, recommend or offer advice on the investment merits of investing in any securities.

OPEN NEW HOW IT WORKS EXPLORE STOCKS LOG IN SIGN UP ACCOUNT LEARN MORE IPO & TRADE FANTEX MOHAMED SANU This tracking stock is intended to reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock. 1 RESERVE IPO SHARES READ THE PROSPECTUS VIEW RISKS IPO PRICE IPO STATUS SHARES AVAILABLE UNDERWRITER QUALIFIED INDEPENDENT UNDERWRITER 10.00 Coming Soon 164,300 Fantex Brokerage Services, LLC Stifel, Nicolaus & Company, Incorporated BRAND INFO BRAND CONTRACT FANTEX, INC. ABOUT FANTEX, INC. Fantex, Inc. is a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. Fantex, Inc. intends to focus its business on the following core areas: THE BRAND Evaluation Prior to entering into a brand contract, Fantex, Inc. conducts a detailed evaluation of the brand and the contract party to determine whether, in its opinion, the brand would be a suitable brand with the potential to generate significant brand income. Fantex, Inc. considers a brand to be a distillation of a complex set of associations people make with respect to an individual, including performance, appearance, history and personal story, products or services they are associated with, public statements or positions on matters of public concern, how an individual acts or the image they project to the world. Fantex, Inc. seeks brands that convey images and associations that Fantex, Inc. believes will be recognized and valued in the market place. Acquisition Fantex, Inc. believes that it has extensive industry contacts among the board of directors, employees, consultants and advisors of the company and affiliates, which it will utilize to access individuals and brands that meet its criteria. Through its contacts, Fantex, Inc. seeks to establish working relationships with these brands and their key advisors to begin the process of educating them about Fantex, Inc.’s business and the benefits of a brand contract and a continuing relationship. Fantex, Inc. enters into an arm’s-length negotiation primarily to finalize a purchase price, the percentage of acquired brand income, which it refers to as the acquired brand income, or ABI, and the scope of brand income, including whether or not there would be any specific exclusions. ENHANCING BRAND INCOME Increasing Brand Reach and Consumer Engagement Fantex, Inc. intends to build a portfolio of brands and enhance the value of these acquired brands via technology and leveraging the company’s marketing, advertising and strategic partnering expertise in collaboration with the contract parties. Fantex, Inc. believes that developing a diverse portfolio of global brands will enable the company to increase brand reach across its portfolio and allow the company to provide unique insights that contract parties may employ to increase consumer awareness of their brands and Fantex, Inc.’s brands more generally. Fantex, Inc. believes that its combined efforts could lead to increased consumer engagement with the brands by optimizing message delivery, including driving engagement through the use of content developed by Fantex, Inc. or third parties. Fantex, Inc. seeks to aid its brands in fostering positive brand associations in order to create a unique position in the marketplace that is independent of their primary occupation, such as an athlete in the NFL Fantex, Inc. believes this will drive greater engagement with a connected audience and lead to greater longevity of the brands. Fantex, Inc. also believes that investors in a tracking series linked to a brand are more likely to be consumer advocates for that brand. Monetization of the Brand In addition to Fantex, Inc.’s services intended to help optimize the reach of the brand and consumer engagement, the company intends to provide advice to contract parties based on its experience that would aid them in obtaining more attractive terms in their negotiations with future sponsors. Fantex, Inc. believes that building critical mass with a portfolio of brands will enable the company to generate meaningful data based on the brands and the continual monitoring of the marketplace, including best practices with respect to consumer engagement and other critical drivers of brand value as well as data on demographic metrics and other data relative to brands and their performance. Fantex, Inc. believes that this information and its marketing insights will assist its contract parties to more accurately evaluate their brand value in the marketplace and potentially increase future endorsement payments and brand longevity post career. ABOUT FANTEX, INC. TRACKING STOCK A Fantex, Inc. tracking stock is intended to reflect the separate economic performance of a brand. Fantex, Inc. will attribute the following assets and liabilities to a brand: 95% of the brand income acquired pursuant to the brand contract entered into between Fantex, Inc. and an individual athlete or high-profile individual. Brand income can consist of income earned pursuant to an athlete’s playing contract and related income received from activities such as endorsements or broadcasting; Any and all liabilities, costs and expenses incurred by Fantex, Inc. after the offering of a tracking stock that are directly attributable to the brand, such as direct costs arising out of the promotion of the brand or arising out of or related to the maintenance and enforcement of the brand contract; A pro rata share of general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on the attributable brand income). Attributable expenses would include, for example, a pro rata portion of the service fee Fantex, Inc. pays to its parent company pursuant to the management agreement between Fantex, Inc. and its parent company (5% of Fantex, Inc.’s cash receipts). Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in the businesses or assets attributed to the brand linked to the tracking stock. Rather, an investment in a Fantex, Inc. tracking stock will represent an ownership interest in Fantex, Inc. as a whole. FANTEX, INC. BOARD OF DIRECTORS The Fantex, Inc. board is comprised of seven directors including Dave Beirne, Chairman and Buck French, CEO. The five directors below are “independent” directors per NASDAQ standards. DIRECTOR TERDEMA USSERY PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE DALLAS MAVERICKS Terdema is currently the President and Chief Executive Officer of the Dallas Mavericks and previously served as Chief Executive Officer of HDNet LLC. Terdema also serves as an Alternate Governor for the Mavericks on the NBA Board of Governors. Terdema received a B.A. from Princeton’s Woodrow Wilson School of Public and International Affairs, an M.P.A. from John F. Kennedy School of Government at Harvard University and a J.D. from the University of California at Berkeley in 1987. DIRECTOR JOHN H. COSTELLO PRESIDENT, GLOBAL MARKETING & INNOVATION AT DUNKIN’ BRANDS GROUP John is currently the President, Global Marketing and Innovation, for Dunkin’ Brands Group, Inc. He has global responsibility for Dunkin’ Donuts and Baskin Robbins advertising, marketing, consumer engagement, digital, social and loyalty initiatives, sports and entertainment marketing, consumer and business intelligence and field marketing. John has served as Executive Vice President of Merchandising and Marketing at The Home Depot, Senior Executive Vice President of Sears, CEO of MVP.com, Chief Global Marketing Officer of Yahoo! and President and COO of Nielsen Marketing Research U.S. DIRECTOR RONALD MACHTLEY PRESIDENT BRYANT UNIVERSITY Ronald is currently the President of Bryant University and was previously a Republican member of the United States House of Representatives from Rhode Island. Ronald also currently serves on the boards of directors of Arnica Insurance Company, Cranston Print Works, Inc., Rhode Island Foundation and Preservation Society of Newport, among other organizations. Ronald received a B.S. from the United States Naval Academy and a J.D. from Suffolk University Law School. DIRECTOR SHAHAN SOGHIKIAN CO-FOUNDER & MANAGING DIRECTOR OF PANORAMA CAPITAL Shahan is a co-founder and Managing Director of Panorama Capital, a venture capital firm, which invests in early to mid-stage technology and life sciences companies. Shahan began his investment career when he joined JPMorgan Partners in 1990, where he most recently served as head of its venture capital program until the formation of Panorama in 2006. Shahan received a B.A. in Biology from Pitzer College and an M.B.A. from the UCLA Anderson School of Management. DIRECTOR C. WILLIAM HOSLER CHIEF FINANCIAL OFFICER AND DIRECTOR OF CATELLUS ACQUISITION COMPANY LLC Bill brings to the Board significant experience in investment and finance, as well as his experience as a Chief Financial Officer of a publicly traded company. He currently serves as Chief Financial Officer and a director of Catellus Acquisition Company, LLC. Bill has held CFO positions at Marcus & Millichap Holding Companies, Mirion Technologies, Catellus Development Corporation, and Morgan Stanley Real Estate Funds. Bill received a B.S. in Chemical Engineering from the University of Notre Dame and an M.B.A from the University of Virginia. Fantex, Inc. offerings are complex, highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. Fantex, Inc. intends to enter into additional brand contracts and issue additional tracking stocks to finance the acquisition of its minority interest in those brands. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website. The offering of additional tracking stocks involves risk. * Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the Fantex EJ Manuel prospectus. View the Fantex Mohamed Sanu prospectus. View the Fantex Arian Foster prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Fantex About Legal Explore Stocks About Fantex Privacy Policy How It Works Press Account Agreement Sign Up Contact Business Continuity Procedures Help Customer Identification Copyright 2014. On fantex.com all securities mentioned are issued by Fantex, Inc. and the use of “Fantex,” unless otherwise specified, refers to Fantex Brokerage Services. Fantex Brokerage Services LLC and Fantex, Inc. are separate but affiliated companies. Security products are not FDIC insured, are not bank guaranteed and may lose value. Fantex Brokerage Services LLC does not solicit, recommend or offer advice on the investment merits of investing in any securities.